From:	Stephen Hodges
Sent:	Friday, May 31, 2024 9:58 AM
To:	████████████
Subject:	RE: Outreach-Medallion Financial Corp. Proxy Contest

Morning Betty,
I spoke to Howard yesterday but neglected to get his email. Please could we get that from you or him? There was some information I wanted to share.

Best,

Steve.

From: Stephen Hodges
Sent: Wednesday, May 29, 2024 12:21 PM
To: ████████████
Subject: Re: Outreach-Medallion Financial Corp. Proxy Contest

████

I wanted to reach out as a fellow shareholder and see if you have time for a chat. Perhaps later today or tomorrow. I have left messages for Howard ████ as well. Like you, we have a good-sized investment in Medallion. We have close to $8 million invested currently. As you may know, we have deeply subordinated debt and 90,010 shares of stock. We did not intend on running a proxy fight but our discussions with management in December made us so fearful, we didn't think we had a choice.
We think there is tremendous value in the stock and the debt with some fairly easy, common-sense changes. I hope you've had the chance to see what we're proposing, no silver bullet, just best practices and consistent execution and we think there is easily tapped upside.

I look forward to talking in person.

Steve.

Stephen Hodges | President
████████████████████
████████████   www.zimcal.com



Stephen Hodges

From:	Stephen Hodges
Sent:	Friday, May 31, 2024 12:33 PM
To:	Brendan O'Brien
Subject:	Re: Vote

Brendan,

We could use your support. Your organization may not ordinarily vote but believe me when I tell you that we're at a critical inflection point. I've done a lot of research and we didn't come to this decision (to run an alternative slate) lightly. Proxy fights are messy and expensive. Our debt position was fine. We bought at ~$7MM and we're getting $1.1MM in coupon payments currently. We did this because we don't trust Murstein (for all the reasons in the SEC complaint and his easily disproved lies about us) and we don't trust the board to look out for stakeholders. We think MFIN should be worth considerably more. If you plan on staying invested, you need someone on the Board asking the tough questions and proactively mitigating risk rather than the reactive "well, no-one could have seen it coming" approach. Their lead "independent" Director was on the Medallion Bank board for close to 19 years before being on MFIN's board. He's not independent by any stretch of the imagination. The average board age is 74 and the 2 directors we're running against average 81 years old. Judd and I are both in our 40s and we've both been leaders in successful organizations. We know what it takes.

We see a quick path to investor appreciation for the stock with some easy, common-sense changes/announcements. Consider this:

- Recreation charge-offs hit 4.34% at 1Q24. Highest level since 2012. Annualized that's $58 million.
- Home Improvement charge-offs hit 2.11%, also the highest since 2012. Annualized that's $16 million.
    - They outsource servicing and collections and have not been able to provide me granular data on what's driving the deteriorating charge-offs in Recreation of Home Improvement. I've asked repeatedly over the last 7 months.
- Subprime loans are $491MM or 23% of total consumer loans.
    - We have no sense of DQ performance, LTV, debt-to-income ratios, vintage performance or whether weighted-average life is being impacted. We've asked.
- Quarterly NIM is at a 5 year low.
- $22MM (net) of $55MM in earnings in 2023 was from taxi medallion recoveries/sales. These are non-recurring. It's a big reason why their 1Q24 earnings were 30% less than 4Q23. They were also paid bonuses on recoveries despite charging off $270MM to date in the taxi medallion portfolio.
- 2023 President compensation was $6.5MM on CORE (ex. Taxi Medallion) earnings of $33MM.

All consumer lenders, even the best run ones will face tougher times in the next 12-24 months. We don't have all the answers, but we're willing to step up the plate and protect the value of all of our investments.

All this is disclosed on our website and please see our disclaimer at https://www.restoretheshine.com/termsofservice.

Please reach out with questions.

Steve.

Stephen Hodges | President

| www.zimcal.com



The contents of this email, including any attachments, are meant solely for the intended recipient and may be confidential, privileged, or otherwise protected from disclosure. Forwarding or disclosing this email or any of the information contained herein, in whole or in part, to any person not be authorized to receive such information by ZimCal Asset Management LLC or BIMIZCI Fund LLC is prohibited. If you received this email in error, please notify the sender immediately by reply e-mail and delete this email and any attachments. Neither ZimCal Asset Management LLC nor its affiliates waive any confidentiality or privilege if this email was not received by its intended recipient.

















1. ZIMCAL YAHOO FINANCE POSTS

@ZimCalAM

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Posts (10)

Replied to sleuth 2d ago

And yes. See their recent 14A filing. And read through our response that will come out later today. You will get a very thorough sense of exactly what happened.

Replied to sleuth 2d ago

For some reason, a lot of our responses are getting flagged and taken down. We're not sure if that's being driven by someone specifically.

Replied to sleuth 2d ago

Look at their recent 14A filing. And then read our response when it comes out later today.

Posted 2d ago

I get the sense that investors on here, 10 stares or 500,000 shares, think for themselves and want fairness and accountability. So do we. We also believe great ideas to improve the company can come from anywhere. Reach out anytime. Our response to their accusations will be filed shortly.

Replied to dbtunr 2d ago

Our plan is on the site, was there last week and was filed with the SEC. Email us directly with questions. We will respond.

Posted 2d ago

Any interaction in a public forum requires us to file our interaction with the SEC. If you email us directly, we can send you any data we've already published and answer shareholder questions. Data on our site includes our comprehensive 5 Step plan, published last week and also filed with the SEC.

Posted 2d ago

MFIN's DEF14A "shakedown" accusations were another low, and untruthful blow, and our SEC filing tomorrow, with supporting emails to/from MFIN, will make that very, very clear. Proxy fights are time consuming and expensive, and combing through 17 years of SEC filings, bylaws, employment contracts, lease agreements, comp. filings etc. is brutal. Not a smart move if the goal is a "shakedown". MFIN's SEC lawsuit showed that personal attacks/untruths are their preferred response rather than engaging on the issues. Which we would very much prefer.

Posted 2d ago

As some may or may not know, ZimCal Asset Management is running a proxy campaign to elect 2 new directors to the Board. We want to hear from all investors, large or small, especially if you don't agree with us! You will make us better for



Posted 2d ago

As some may or may not know, ZimCal Asset Management is running a proxy campaign to elect 2 new directors to the Board. We want to hear from all investors, large or small, especially if you don't agree with us! You will make us better for it. Reach out to me via our activist website anytime with questions or clarifications. I will respond. Please see our website for more details and disclaimers.

 Medallion Financial Corp. (MFIN) Stock Forum & Discussion - Yahoo Finance